EXHIBIT 99.1

Unaudited Pro Forma Condensed Combined Statement of Earnings
For the Year Ended September 27, 2003
(dollars in thousands)

Introduction

                On September 30, 2003, Moog Inc. (the Company) completed the acquisition of the net assets of the Poly-Scientific division of Litton Systems, Inc., a wholly owned subsidiary of Northrop Grumman Corporation, for $158,000 in cash. In January 2004, the Company received approximately $6,000 from the seller representing a net working capital adjustment in accordance with the asset purchase agreement, resulting in an adjusted purchase price of approximately $152,000. For purposes of preparing these unaudited pro forma financial statements, the purchase price is assumed to be $158,000. Poly-Scientific is a manufacturer of motion control data transmission devices and its principal products are electrical and fiber optic slip rings, brushless D.C. motors and electromechanical actuators. Poly-Scientific has locations in Blacksburg, Virginia, Springfield, Pennsylvania and Murphy, North Carolina. The net assets acquired primarily include receivables, inventories, property, plant and equipment, and goodwill and other intangible assets, net of current liabilities.

                In connection with financing the acquisition of Poly-Scientific, on August 6, 2003, the Company modified its Bank Credit Facility. The $390,000 Bank Credit Facility provides for $315,000 under a revolving facility and a $75,000 term loan with interest at LIBOR plus the applicable margin, which is currently 175 basis points. The Bank Credit Facility expires on March 31, 2008 and requires quarterly principal payments on the term loan of $3,750, which commenced on June 30, 2003. The Bank Credit Facility is secured by substantially all of the Company's U.S. assets.

                On September 16, 2003, the Company completed the sale of 3,018,750 shares of Class A Common Stock, restated for the three-for-two stock split of the Company's Class A and Class B common shares effected in the form of a 50% share distribution paid on February 17, 2004 to shareholders of record on January 26, 2004. The net proceeds of approximately $72,000 were used to pay for a portion of the purchase price of Poly-Scientific. The balance of the purchase price was funded with approximately $65,000 under the Company's Bank Credit Facility and $21,000 under a new 18-month bank loan.

                The following unaudited pro forma condensed combined statement of earnings for the fiscal year ended September 27, 2003 gives effect to the acquisition of Poly-Scientific, the sale of common stock by the Company, the new 18-month bank loan and the modification of the Bank Credit Facility assuming the transactions took place as of September 29, 2002. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined statement of earnings. This unaudited pro forma condensed combined statement of earnings should be read in conjunction with the Company's consolidated financial statements and notes set forth in the annual report on Form 10-K for the year ended September 27, 2003 and the Company's unaudited pro forma condensed combined financial statements and notes set forth in the Form 8-K/A filed December 12, 2003.

                Under the purchase method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess recorded as goodwill. These unaudited pro forma condensed combined financial statements reflect estimates of fair market value of the assets acquired and liabilities assumed and the related allocations of purchase price.

                The unaudited pro forma condensed combined statement of earnings is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of the Company would have been had the acquisition of Poly-Scientific been consummated on September 29, 2002, nor is it necessarily indicative of future consolidated results of operations.

Moog Inc. Unaudited Pro Forma Condensed Combined Statement of Earnings Year Ended September 27, 2003 (dollars in thousands except per share data)

	Moog Inc.	Poly- Scientific (1)	Pro Forma Adjustments (2)		Pro Forma Combined
NET SALES	$755,490	$130,729	$(571)	(3)	$885,648
COST OF SALES	520,304	104,234	(571)	(3)	621,702
			(1,539)	(4)
			414	(5)
			(2,709)	(6)
			1,569	(7)
GROSS PROFIT	235,186	26,495	2,265		263,946

Research and development	30,497	-	1,539	(4)	32,036
Selling, general and administrative (10)	128,365	14,169	204	(8)	142,738
Interest	17,122	-	2,547	(9)	19,669
Other expense (income)	953	(93)			860

EARNINGS BEFORE INCOME TAXES	58,249	12,419	(2,025)		68,643

INCOME TAXES	15,554	4,561	(769)	(11)	19,346

NET EARNINGS	$42,695	$7,858	$(1,256)		$49,297

EARNINGS PER SHARE
Basic (13)	$1.87				$1.91
Diluted (13)	$1.84				$1.88

WEIGHTED-AVERAGE SHARES:
Basic (13)	22,885,368		2,919,503	(12)	25,804,871
Diluted (13)	23,240,138		2,919,503	(12)	26,159,641

(1)

The unaudited condensed combined statement of earnings of Poly-Scientific for the year ended September 27, 2003 was derived by adding the activity for the three months ended December 31, 2002 to the activity for the nine months ended September 27, 2003.

(2)

The unaudited pro forma condensed combined statement of earnings does not reflect the impact of the one-time adjustment to cost of sales to write-off the $1,754 purchase accounting adjustment for capitalization of estimated manufacturing profit in inventory acquired.

(3)	To eliminate intercompany sales and cost of sales transactions between Moog and Poly-Scientific.

(4)	To reclassify Poly-Scientific's research and development expense from cost of sales to conform Poly-Scientific data to classifications utilized by Moog.

(5)	To reflect the increase in depreciation arising from fair market value adjustments to Poly-Scientific's property, plant and equipment:

Year Ended Sept. 27, 2003
Depreciation after fair market value adjustments	$ 2,468
Historical depreciation	(2,054)
Increase in depreciation	$ 414

The depreciation after fair market value adjustments was based on useful lives of: buildings - 35 years; machinery and equipment - 2 to 10 years.

(6)

To reflect the decrease in amortization of identifiable intangible assets based on a valuation study compared to amortization recorded in Poly-Scientific's pre-acquisition statement of earnings based on a previous acquisition:

Year Ended Sept 27, 2003
Amortization based on a valuation study	$ 1,334
Historical amortization from previous acquisition	(4,043)
Decrease in amortization	$ (2,709)

The amortization of identifiable intangible assets based on the valuation was calculated using estimated useful lives ranging from 1.1 to 15 years on a straight-line basis.

(7)

To reflect incremental employee benefit expense associated with Poly-Scientific employees transferring to Moog's pension plans and increased employee and management profit share expense resulting from increased earnings associated with the acquisition of Poly-Scientific.

(8)	To record amortization of modification fee associated with Moog's Bank Credit Facility, which is being amortized over the remaining life of the facility.

(9)	To record incremental interest expense associated with the debt financing used to pay for a portion of the acquisition of Poly-Scientific:

Year Ended Sept. 27, 2003

Interest on $65,000 borrowings under Bank Credit Facility (a)	$ 1,846
Interest on $21,000 borrowings under 18-month bank loan (b)	701
Incremental interest expense	$2,547

(a) The interest rate on the Bank Credit Facility is variable, and is determined based upon LIBOR for the applicable borrowing period plus an applicable margin. The applicable margin at September 27, 2003 was 1.75%. For purposes of determining the adjustment to interest expense in the unaudited pro forma condensed combined statement of earnings, the current one-month LIBOR rate was used with an applicable margin of 1.75%, resulting in an interest rate of 2.84%.

(b) The interest rate on the 18-month bank loan is based on LIBOR plus an applicable margin of 2.75% for the first six months. For purposes of determining the adjustment to interest expense in the unaudited pro forma condensed combined statement of earnings, it was assumed that the $21,000 of borrowings was outstanding under the 18-month bank loan for six months and then refinanced with proceeds from the Bank Credit Facility with a applicable margin of 1.75%. Using a current one-month LIBOR rate and the applicable margin results in a weighted-average interest rate of 3.34% for the year ended September 27, 2003.

A change of 1/8 percent in the interest rate associated with the incremental borrowings would result in the following changes in interest and earnings, before and after tax:

Year Ended Sept. 27, 2003
Before tax	$ 108
Net of tax	$ 67

(10)

The historical selling, general and administrative expense for Poly-Scientific includes corporate expenses allocated from Northrop Grumman of $2,845 for the year ended September 27, 2003. These allocated costs include Northrop Grumman's executive management and corporate overhead. These costs include corporate legal, audit, treasury, benefits administration and tax services; and other corporate support and executive compensation. No pro forma adjustments have been made to these historical expenses of Poly-Scientific.

(11)	Represents the tax effects of the above adjustments at the marginal tax rate, or 38%.

(12)

To reflect the sale of 3,018,750 shares of Class A Common Stock on September 16, 2003. The net proceeds of approximately $72,000 were used to pay for a portion of the purchase price of Poly-Scientific.

(13)

Share and per share amounts have been adjusted in this unaudited pro forma information to reflect the effects of the three-for-two stock split of the Company's Class A and Class B common shares effected in the form of a 50% share distribution on February 17, 2004 to shareholders of record on January 26, 2004.